Exhibit 99.2

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD c/o Starboard Value LP 777 Third Avenue, 18th Floor New York, New York 10017

January __, 2020

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Re: Merit Medical Systems, Inc.

Dear _______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Merit Medical Systems, Inc. (the “Company”) in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the “Starboard Group”) is considering undertaking to nominate and elect directors at the Company’s 2020 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Starboard Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter (“Agreement”) will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a “Loss”).

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group’s option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By:
Name:
Title:

ACCEPTED AND AGREED:

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